TAHOE RESOURCES ANNOUNCES DETAILS OF THIRD QUARTER 2017 CONFERENCE CALL AND WEBCAST

VANCOUVER, British Columbia – October 5, 2017 – Tahoe Resources Inc. (“Tahoe”) (TSX: THO; NYSE: TAHO) today announced that the Company will release its third quarter 2017 financial and operating results after the market close on Monday, November 6, 2017 and will then host a conference call to review the results on Tuesday, November 7, 2017 at 7:00 am PT (10:00 am ET). Those wishing to join the call can do so using the telephone numbers listed below. The call will also be webcast and available on the Company’s website at www.tahoeresources.com.

            Participant call-in numbers:
                        1-800-319-4610 (toll free from Canada and the U.S.)
                        +1-604-638-5340 (from outside Canada and the U.S.)

About Tahoe Resources Inc.
Tahoe’s strategy is to responsibly operate mines to world standards and to develop high quality precious metals assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the GDX and Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO.

For further information, please contact:

Tahoe Resources Inc.
Alexandra Barrows, Vice President Investor Relations
investors@tahoeresources.com
Tel: +1 775-448-5812